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                               BATTLE FOWLER LLP

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TEL.: (310) 788-3000                                        www.battlefowler.com
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                       WRITER'S DIRECT FACSIMILE NUMBER

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                            WRITER'S DIRECT E-MAIL


July 19, 1999

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tax Exempt Securities Trust, Florida Trust 87 (CIK No. 0001081330) Request for Withdrawal of Form Type 487
     Registration No. 333-74121
     --------------------------

Ladies and Gentlemen;

Pursuant to Rule 477 (a) we hereby request the withdrawal of Tax Exempt Securities Trust, Florida Trust 87 (CIK No. 0001081330, file No. 333-74121), submission type 487, which was accepted by the Securities and Exchange Commission on July 16, 1999 (Accession Number 000095130-99-004069). Although Florida Trust 87 was removed throughout this filing, the filing codes for Florida Trust 87 were inadvertently left in the submission header. Therefore, we would like this 487 filing to be withdrawn from the Securities and Exchange Commission's database for the aforementioned co-registrant, only. The remaining four co-registrants were properly filed and should not be withdrawn.


Sincerely,

/s/ Battle Fowler LLP